1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

October 17, 2012

Mr. John Ganley

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:                              KKR Series Trust

File Nos. 811-22720 and 333-182743

Dear Mr. Ganley:

In a telephone call on October 5, 2012, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on Pre-Effective Amendment No. 1 to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 1 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of KKR Series Trust (the “Trust”), as filed September 19, 2012, which includes one series, the KKR Alternative High Yield Fund (the “Fund”).  The Staff’s comments, along with the Trust’s responses, are set forth below. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below.

PROSPECTUS:

Summary Information — Fees and Expenses of the Fund (page 1)

Comment 1.          Please delete the line items and Footnote (2) to the fee table relating to the expense limitation agreement as the Fund’s estimated total annual operating expenses will be less than the contractual waiver amount.  Please move the disclosure relating to the expense limitation

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

agreement to the “Management of the Fund” section of the prospectus.

Response 1.                               The disclosure has been revised accordingly.

Management of the Fund — Related Performance Information (page 21-22)

Comment 2.          Performance information is presented in this section for a privately-offered fund, which is managed by the Adviser and which has been reorganized into the Fund.  Please insert a sentence explaining that if the privately-offered fund was subject to certain investment limitations, diversification requirements, liquidity requirements, and other restrictions imposed by the 1940 Act, performance may have been adversely affected.

Response 2.                               The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION:

Fund Investment Policies (page B-36)

Comment 3.          Please insert the term “tax-exempt” before “securities of state and municipal governments” in Investment Restriction 3.

Response 3.                               The disclosure has been revised accordingly.

GENERAL COMMENTS:

Comment 4.          Revise the discloure to reflect that the Fund will segregate assets to cover the full notional amount for any obligations under a credit default swap or total return swap.

Response 4.                               The disclosure regarding the segregation of assets has been revised.  The Funds will segregate assets equal to the full notional value of any obligations under a credit default swap or total return swap unless future Staff guidance permits asset segregation to a lesser extent.

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In addition to these comments, you requested that the Trust make certain representations concerning its registration statement on Form N-1A and the responses

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being made to the comments received.  These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.

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Via EDGAR

October 17, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               KKR Series Trust (the “Trust”)

File Nos. 811-22720 & 333-182743

In connection with a response being made on behalf of the Trust to comments provided with respect to Pre-Effective Amendment No. 1 to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 1 to the registration statement under the Investment Company Act of 1940, as amended, as filed on September 19, 2012, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.